Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

DCT Industrial Trust Inc.:

We consent to the incorporation by reference in registration statement No. 333-137929 on Form S-8 and registration statement No. 333-141913 on Form S-3 of DCT Industrial Trust Inc. of our reports dated March 14, 2007, except as to paragraphs 2 and 4 of note 15 and paragraphs 1, 2, and 3 of note 16, which are as of June 19, 2007, with respect to the consolidated balance sheets of DCT Industrial Trust Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedule, which reports appear in the Form 8-K of DCT Industrial Trust Inc. dated June 19, 2007.

KPMG LLP

Denver, Colorado

June 19, 2007